Dykema Gossett PLLC
Franklin Square, Third Floor West
1300 I Street N.W.
Washington, DC 20005
www.dykema.com
Tel: (202) 906-8600
Fax: (202) 906-8669
Heather C. Harker
Direct Dial: (202) 906-8649
Email: hharker@dykema.com
June 15, 2010
Ms. Rebecca Marquigny, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re:	Ohio National Variable Account A ONcore Xtra II VA Contract (SEC File Nos. 333-164073; 811-01978)
Dear Ms. Marquigny:
     This letter responds, on behalf of The Ohio National Life Insurance Company (the “Company”) and its Ohio National Variable Account A (the “Separate Account”), to the comments of the staff of the Securities and Exchange Commission (“Commission”) received via telephone June 14, June 8 and June 3, 2010 with respect to the above-referenced registration statement filed on Form N-4 (the “Registration Statement”). A Pre-effective Amendment to the Registration Statement was filed with the Commission on May 18, 2010. Capitalized terms have the meanings given them in the Registration Statements. The Company will file any changes to the Registration Statement in a Pre-effective Amendment to the Registration Statement. In addition, the Company agrees to make changes to the registration statements listed in Appendix A via a Pre-effective Amendment filing to each registration statement.
Comment 1. Cover Page Disclosure. Please remove the sentence in the first paragraph which states: “[y]our contract and any endorsement, riders or specification pages are the formal contractual agreement between you and The Ohio National Life Insurance Company (“Ohio National Life”).” The disclosure which states: “[a]ny changes made to your contract any endorsements, rider or specification pages, as permitted by state law, must be approved by the President, Vice President or Secretary of Ohio National Life and prior notice must be provided to you of the applicable change” should be removed from the Cover Page disclosure. If the disclosure is necessary, please move to a more appropriate section and add additional context as to when the changes to the contract can be made.
California | Illinois | Michigan | Texas | Washington D.C.

Ms. Rebecca Marquigny, Esq.
June 15, 2010

Response: The sentence which states: “[y]our contract and any endorsement, riders or specification pages are the formal contractual agreement between you and The Ohio National Life Insurance Company (“Ohio National Life”).” has been deleted. The sentence which states: “[a]ny changes made to your contract any endorsements, rider or specification pages, as permitted by state law, must be approved by the President, Vice President or Secretary of Ohio National Life and prior notice must be provided to you of the applicable change” has been deleted from the Cover Page. A new section has been added to the prospectus entitled “Changes to Your Contract.”
Comment 2. Glossary. The definition of “Death Benefit Adjustment” is still very difficult to understand and is not in plain English. Please amend the definition.
Response. The definition of “Death Benefit Adjustment” has been revised as follows: “[t]he difference, if any, between the highest guaranteed death benefit amount and the Contract Value as of the applicable calculation date as described under “Basic Death Benefit” if the Contract Value on this date is lower than the highest guaranteed death benefit amount. If the Contract Value on the applicable calculation date is higher than the highest guaranteed death benefit amount, no Death Benefit Adjustment will be made.” All language throughout the prospectus referring to the Death Benefit Adjustment has been revised accordingly.
Comment 3. The Funds, pages 12-13, and other relevant areas of the prospectus . Please add “and your prior approval if required by law.” where disclosure states in the prospectus that “no substitution or deletion will be made to the contract without prior notice to you and before any necessary order of the SEC in accordance with the 1940 Act.”
Response. The additional disclosure has been added.
Comment 4. Optional Asset Allocation Models. Does Wilshire still assist in the development of Asset Allocation Models? Is this disclosure no longer relevant to contract owners?
Response. Wilshire no longer provides consulting advice to the Company’s affiliated investment advisor, Ohio National Investments, Inc. (“ONII”), with assistance in developing Asset Allocation Models. ONII does retain a third-party consultant to assist it with the development of the Asset Allocation Models, however, ONII is the party with whom the contract owners’ retain the investment advisory contract and ONII has the final approval of all models. Consequently, the Company does not feel it is material (or relevant) to name the third-party consultant; it is only relevant to disclose that ONII retains a third-party consultant to receive advice with regard to the Asset Allocation Models. All brochures and marketing materials have also been amended to remove the reference to Wilshire.
Comment 5. Optional Asset Allocation Models, Bottom of page 14. The paragraph which states: “[i]f an Asset Allocation Model becomes unavailable for the allocation of purchase payments under GPP and you wish to make additional purchase payments, you will have to transfer your Contract Value to an available Asset Allocation Model” appears confusing and

Ms. Rebecca Marquigny, Esq.
June 15, 2010

duplicative in light of the disclosure added on May 18, 2010. If duplicative, please remove. If necessary, please explain to the Staff why necessary and clarify the disclosure.
Response. The paragraph cited is duplicative in light of the disclosure added on May 18, 2010 and therefore has been deleted.
Comment 6. Deductions and Expenses. Surrender Charge, page 19. Please clarify the last section so that it is clear whether or not an alternative annuity option applies only to contract owners who annuitize the contract or if it also applies to beneficiaries to elect to elect to annuitize the death benefit option. In addition, please clarify when the surrender charge would and would not apply.
Response. We have revised the disclosure to add the definition of “Alternate Annuity Option” to the “Glossary.” In addition, we have amended the “Surrender Charge” provision to include separate sections for Surrender and Partial Withdrawals, Annuitization and Alternate Annuity Options, as well as payments under the Death Benefit. Information regarding the Alternate Annuity Options has also been added to the Annuity Period – Annuity Options” provision.
Comment 7. Accumulation Period. Purchase Payments. Please disclose how contract owners will be informed that the Company is invoking its right to limit purchase payments under the contract.
Response. The following additional disclosure has been added to the “Purchase Payment” provision of the “Accumulation Period” section: “[w]e will provide you prior written notice before we enforce the limits in (a) or (b) above.”
Comment 8. Accumulation Period. Allocation of Purchase Payments. Please disclose how contract owners will be informed that the Company is invoking its right to limit allocation of purchase payments from 18 to 10 available investment options.
Response. The following additional disclosure has been added to the “Allocation of Purchase Payments” provision of the “Accumulation Period” section: “[w]e will provide you prior written notice before we limit you to no more than 10 investment options.
Comment 9. General disclosure. If a contract owner does not elect one of the riders with a “no-lapse” provision, can the basic contract lapse? If so, please disclose.
Response. A new sub-section entitled “Risk of Contract Termination” has been added, and additional disclosure has been added to the end of the “Surrender and Withdrawal” section which states: [i]f your Contract Value is reduced to zero, your contract will terminate unless you have purchased a rider that provides for continuation of benefits and you are in compliance with the rider’s terms for continuation. Please see the “Lifetime Annuity Period” provision in the “Optional Guaranteed Lifetime Withdrawal Benefit (“GLWB”) Riders” section later in this prospectus for more information.

Ms. Rebecca Marquigny, Esq.
June 15, 2010

Comment 10. General disclosure. The term “Contract Value” was added as a defined term to the Registration Statements with Pre-effective Amendment No. 1 filed on May 19, 2010. Please ensure the term “Contract Value” is capitalized throughout each prospectus and Statement of Additional Information.
Response. The term “Contract Value” has been capitalized throughout each prospectus and Statement of Additional Information.
     For your reference a complete marked copy of the prospectus is attached as Appendix B.
     Thank you for your consideration on this matter. Please contact me at 202.906.8649 or Kimberly Plante at 513.794.6278 should you have any questions.
Very truly yours,
Dykema Gossett pllc
/s/ Heather C. Harker
Heather C. Harker
Of Counsel

Cc:	Kimberly Plante The Ohio National Life Insurance Company

Ms. Rebecca Marquigny, Esq.
June 15, 2010

Appendix A
ONcore Lite III VA Contract (SEC File Nos. 333-164075; 811-01978)
ONcore Premier II VA Contract (SEC File Nos. 333-164070; 811-01978)
ONcore Flex II VA Contract (SEC File Nos. 164069; 811-01978)

Ms. Rebecca Marquigny, Esq.
June 15, 2010

Appendix B